04034367

Total Pages: 11
Index to Exhibits, Page 10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

RECEIVED
JUN 2 8 2004
208

(Mark One)

[**X**] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2003** ________________________________

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ TO ______________ Commission file number ________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VERSP RESTORATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

PROCESSED
JUL 02 2004
THOMSON FINANCIAL

VERSP Restoration Plan

Financial Statements as of and for the Years Ended December 31, 2003 and 2002 and Report of Independent Registered Public Accounting Firm

VERSP RESTORATION PLAN

TABLE OF CONTENTS

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
VERSP Restoration Plan

We have audited the accompanying statements of net assets available for benefits of the VERSP Restoration Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 4, 2004

VERSP RESTORATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
INVESTMENTS, at fair value:		
Mutual Funds:		
The Putnam Fund for Growth and Income	$ 585,586	$ 613,826
Putnam Money Market Fund	5,415,183	2,841,457
Putnam Voyager Fund	833,475	771,008
Putnam New Opportunities Fund	190,816	227,011
Putnam International Growth Fund	327,436	253,193
Putnam Asset Allocation Funds:		
Growth Portfolio	58,337	61,792
Balanced Portfolio	235,759	435,724
Conservative Portfolio	218,436	383,456
PIMCO Total Return Fund	1,798,182	1,254,653
Harrisdirect	1,271,049	912,790
SDB Money Market	107,637	97,264
Vanguard S&P 500 Index Fund	925,238	203,413
Janus Mid Cap Value Fund	234,559	23,489
Columbia Acorn USA Fund	214,528	-
Artisan Mid Cap Fund	415,392	-
Half Moon Partners, L.P.	-	1,714,282
Valmont Industries, Inc. Common Stock	284,055	40,617
	13,115,668	9,833,975
CONTRIBUTIONS RECEIVABLE:		
Employer	59,570	63,923
Employee	-	13,627
	59,570	77,550
Total assets	13,175,238	9,911,525
LIABILITIES:		
Payable to Plan sponsor	-	16,907
NET ASSETS AVAILABLE FOR BENEFITS	$ 13,175,238	$ 9,894,618

See notes to financial statements.

VERSP RESTORATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTABLE TO:		
Investment income (loss):		
Net appreciation (depreciation) in investments	$ 1,039,498	$ (1,210,071)
Interest and dividends received on investments	165,749	177,881
Total investment income (loss)	1,205,247	(1,032,190)
Contributions:		
Employer	914,563	168,305
Employee	1,734,512	902,256
Total contributions	2,649,075	1,070,561
Total	3,854,322	38,371
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:		
Participant benefits	573,227	1,145,367
Management fees	475	250
Total	573,702	1,145,617
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	3,280,620	(1,107,246)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	9,894,618	11,001,864
End of year	$13,175,238	$ 9,894,618

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Valmont Industries, Inc. (the Company) VERSP Restoration Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General – The Plan is a nonqualified plan for eligible employees and is intended to constitute a "top-hat" plan. The Plan is designed to restore benefits not available under the Valmont Employee Retirement Savings Plan because of Internal Revenue Code restrictions for qualified plans.

Contributions – Each year, participants may contribute all or a portion of their annual salary and bonus. The Company also makes discretionary contributions to the Plan. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. Allocation percentages can be changed by the participant daily.

Eligibility – Each employee who participates in the Valmont Employee Retirement Savings Plan and whose benefits are limited by the Internal Revenue Code may participate in this Plan.

Participant Accounts – Each participant's account is credited with the participant's contributions and any associated Company contributions. The participant's account is also credited with an allocation of Plan earnings or losses corresponding to the participant's investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined.

Vesting – Participants' contributions and the related investment earnings are immediately vested. The Company's contributions and the related investment earnings are vested based on years of service:

Years of Service	Vesting Percentage
2	25 %
3	50 %
4	75 %
5	100 %

Funding – The Plan is unfunded. The Company has established a trust to provide the benefits payable pursuant to the Plan. The trust shall be the property of the Company until distributed and subject to Valmont's general, unsecured creditors and judgment creditors. Putnam Fiduciary Trust Company serves as trustee. A committee appointed by the chief executive officer of the Company serve as administrator of the Plan.

Benefit Payments – Under the terms of the Plan, distributions may be made in lump-sum or installments. Distributions to nonretirees are made in one payment or are deferred until a later date.

Forfeited Accounts – Forfeited accounts are used to reduce future employer contributions. There were no forfeited nonvested accounts in 2003 or 2002.

Administrative Costs – Administrative expenses of the Plan are paid by the Plan or the Plan's sponsor as provided in the Plan Document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments – Shares of mutual funds managed by registered investment companies are valued at quoted market prices. The Half Moon Partners, L.P. partnership was valued based on an amount equal to its proportional share of the net asset value of its investment in Half Moon Capital Partners, Ltd. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the financial statements.

3. INVESTMENTS

During 2003 and 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $1,039,498 and ($1,210,071) as follows:

	2003	2002
Investments at Fair Value as Determined by Quoted Market Price:		
Mutual Funds	$ 1,028,325	$ (928,011)
Valmont Industries, Inc. Common Stock	34,479	3,658
Half Moon Partners, L.P.	(23,306)	(285,718)
Net change in fair value	$ 1,039,498	$ (1,210,071)

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the VERSP Restoration Plan Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VERSP Restoration Plan

Dated this 25th day of June, 2004.

By: ______________________
Mogens C. Bay
Policy Committee Member Chairman

By: ______________________
Ann F. Ashford
Policy Committee Member

INDEX TO EXHIBITS

Exhibit 23* — Consent of Deloitte and Touche LLP.

* Filed herewith.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-64170 of Valmont Industries, Inc. on Form S-8 of our report dated June 4, 2004, appearing in this Annual Report on Form 11-K of the VERSP Restoration Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 25, 2004